TOTAL VOTING RIGHTS - CORRECTION

UNILEVER PLC

Released 15:14:21 03 September 2024

RNS Number : 7569C
Unilever PLC
03 September 2024

03 September 2024

Unilever PLC

Correction - Voting Rights and Capital Update

Correction made to Unilever PLC's issued share capital disclosed in the RNS announcement related to total voting rights released on 2 September 2024 at 17:12 (RNS Number: 5985C): The original announcement included an erroneous reference to 2,402,315 ordinary shares held by or on behalf of companies in the Unilever group resulting in an incorrect reference to 2,489,891,750 Ordinary shares with voting rights. As of 30 August 2024, Unilever PLC's issued share capital was 2,489,890,369 Ordinary shares with voting rights.

The amended announcement is set out in full below:

The following notification is made in accordance with the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5.6.1.

Unilever PLC's issued share capital as at 30 August 2024 consisted of 2,521,497,338 ordinary shares of 3 1/9p each. Of those ordinary shares, 29,203,273 were held as treasury shares and 2,403,696 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever group (the "**Unilever Group Shares**"). The voting rights attaching to the Unilever Group Shares are not exercisable. Accordingly, as at 30 August 2024, there were 2,489,890,369 shares with voting rights.

The figure of 2,489,890,369 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

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